

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 16, 2017

<u>Via E-Mail</u>
David Phillips
Chief Executive Officer
Boulevard Acquisition Corp II Cayman Holding Company
c/o Maples Corporate Services Limited
Ugland House
South Church Street
Grand Cayman KY1-1104
Cayman Islands

> **Re:** **Boulevard Acquisition Corp II Cayman Holding Company**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 2, 2017**
> **File No. 333-220428**

Dear Phillips:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2017 letter.

<u>General</u>

1. We note your response to comment 1 and we re-issue our comment. Please revise your registration statement to place the prospectus cover page at the front of the prospectus. The prospectus cover page should include all of the information required by Item 501 of Regulation S-K, should include only key information about the transaction if not required by Item 501, and should not exceed one page. It may be formatted as a letter to shareholders, but must meet these cover page requirements.

Recent Developments, page 35

2.   We note that Estre entered into three independent memorandums of understanding to acquire three waste management companies in Brazil. In addition to disclosing the expected combined annual revenues of these three companies, please also disclose the expected purchase price of these acquisitions and correspondingly what liquidity sources will be used to fund the acquisitions.

Comparative Per Share Data, page 71

3.   We note your response to comment 12. It does not appear that you have provided the equivalent pro forma per share required by Item 3(f) of Part I.A. of the Form F-4 in which the pro forma amounts are multiplied by the share exchange ratio. Please revise your filing.

Proposals to be Considered by Boulevard's Stockholders, page 124

The Business Combination Proposal, page 124

Background of the Business Combination, page 124

4.   We note your response to comment 21. Please revise your disclosure to specify who proposed the enterprise value for Estre.

Accounting Treatment, page 163

5.   We note your response to comment 38. You concluded that Estre will be the accounting acquirer upon completion of the business combination transaction. Please tell us how you determined the transaction represents a business combination, including your consideration of whether Boulevard represents a business, pursuant to IFRS 3.3 and Appendix A to IFRS 3.

6.   In light of Boulevard's expected voting interest of 56.6% with the potential to further increase to 67.3%, please provide a more robust explanation of how you determined that the shareholders of Estre will have control over the combined entity pursuant to IFRS 10. For example, please clarify if there are any contractual arrangements giving the shareholders of Estre power over the combined entity. Your analysis appears to indicate that one of the primary factors you considered in reaching your conclusion that Estre is the accounting acquirer is the existence of a large minority voting interest, BTG Pactual Group, which will own 28.3% of the combined entity. However, it is again not clear how BTG Pactual Group will be able to exert power over the combined entity. Your explanation should include specific examples of the rights the shareholders of Estre will have to be able to direct the relevant activities of the combined entity. Please refer to IFRS 10.10 through 14.

7.   Please also clarify the following items in regards to the analysis you performed pursuant to IFRS 3.6 and 3.7:
- Please confirm that the relative voting rights you disclose take into consideration the voting rights to be given to the Class B shareholders of ESTR;
- Please help us better understand how the initial composition of the Board of Directors will be determined. We note that one member will be appointed by Avenue and that Boulevard's management and acquisition team are employees of Avenue as well as that two members are current Directors of Estre. Please help us better understand how it will be determined who the remaining 8 board members will be, including who will nominate and vote on these members; and
- Please tell us what consideration you gave to IFRS 3.B15(e) regarding the terms of the exchanges of equity interest.

Unaudited Condensed Combined Pro Forma Financial Information, page 164

8.   Pursuant to Instruction 1 to Rule 11-02 of Regulation S-X, please only present your pro forma statement of profit or loss through profit or loss from continuing operations.

9.   On page 160 you discuss a stock purchase agreement with EcoPower. Please disclose when this was entered into and please tell us what consideration you gave as to the impact of this agreement on your pro forma financial information.

10.   We note your responses to comments 3 and 4. Your disclosures indicate that the business combination transaction will result in the issuance of ordinary shares of ESTR, Class B common shares in Boulevard (also referred to as Founder shares), and Class B shares of ESTR. Please clarify in your disclosures how each of these classes of shares as well as the Newco warrants are reflected in your pro forma financial information, including in your determination of pro forma earnings per share amounts. For example, in Note 2 to the pro forma financial information, it is not clear if you are just referring to ordinary shares when referring to the number of ESTR shares issued to Boulevard shareholders.

11.   Your disclosures on page F-108 indicate that Estre Ambiental S.A. may have outstanding stock options. Please disclose what will happen to these stock options in the business combination transaction and correspondingly the impact of these stock options on the pro forma financial information.

12.   We note your response to comment 40. Your disclosures on page 159 indicate that Angra will decide whether or not it will contribute its Estre Shares to ESTR in connection with the Pre-Closing Restructuring by November 11, 2017. In this regard, it would appear that you would be able to revise your pro forma financial information based on this decision.

13.   We note your response to comment 41 of our letter dated October 10, 2017. It remains unclear how you arrived at the adjustment amount for pro forma interest expense for the six month period ended June 30, 2017. Specifically, it does not appear that using the average annual rate of 14.18% and the 641,996 pro forma debt balance as of January 1, 2016 results in pro forma interest expense of 51,397 for the six month period. Please revise your disclosures as necessary.

14.   We note your response to comment 43. For note (CC), please expand your disclosures to address how you determined the Boulevard warrants to purchase ordinary shares would be out of the money as well as the number of shares that could be issued upon the exercise of these warrants.

Critical Accounting Policies

Allowance for Doubtful Accounts, page 256

15.   We note your response to comment 52. Based on the disclosures on page F-13, we note that Estre's gross trade accounts receivable has increased from 922.3 million at March 31, 2017 to 951.1 million at June 30, 2017 yet the allowance for doubtful accounts has decreased from 145.7 million to 132.3 million at June 30, 2017. It also appears that revenues decreased from the quarter ended March 31, 2017 to the quarter ended June 30, 2017 by approximately 10 million; therefore, the gross accounts receivable balance increased while revenue appears to have decreased during the most recent period. Given these trends, we continue to believe that disclosures should be further expanded to provide additional insight as to how you perform your assessment of whether trade accounts receivable are impaired pursuant to IAS 39.58 and 59. Please specifically address the following:

- Please discuss the factors that caused the trends noted above in Estre's allowance for doubtful accounts and gross trade accounts receivable;
- Please disclose the typical payment terms of your customer arrangements and how these terms correlate to your policy of waiting until a receivable becomes more than 360 days overdue prior to being considered impaired. Please disclose the typical payment terms of public sector customers separately;
- We note that you reversed 121.2 million of the allowance for doubtful accounts during the six months ended June 30, 2017. Please help us better understand the factors that led to this reversal and the corresponding amounts associated with each factor. For example, please tell us how much of this reversal was due to collections from customers and how much was due to receivable balances written off; and
- We note the disclosures on page 78 indicate that 87.0% of Estre's total accounts receivable balances as of June 30, 2017 were due from public sector customers and correspondingly 91.4% of Estre's provisions for doubtful accounts was related to public sector customers.   Please provide us with more insight regarding your collection history with public sector customers, including whether there have been situations when you were unable to collect amounts due, including amounts which were over 360 days overdue.

16.   In regards to your allowance for doubtful accounts, please explain your basis under IFRS of recording a valuation allowance for receivables. Specifically address paragraph 46 of IAS 39.

Results of Operations, page 265

17.   We note your response to comment 47. SAB Topic 5:P.4 refers to the cost savings as a result of your restructuring activities. It is not clear what the amounts in the table on page 251 represent, including how they represent cost savings. For example, you show cost savings associated with the employee stock option plan in 2016 of $28.9 million, and $9.1 million in 2015. It is not clear how you saved money given that this appears to be a one-time incentive plan. Please advise or revise your disclosures accordingly.

18.   We note your response to comment 50. We continue to believe that you should better expand your disclosures regarding your effective tax rate to clarify what is driving significant changes in your effective tax rate from period to period, including why you are recording significant income and social contribution tax expenses in periods when you are recording significant losses before income and social contribution taxes such as the year ended December 31, 2016.

19.   We note your response to comment 51. It remains unclear how you arrived at the 61.5 million increase in depreciation charges disclosed on page 274 which were recorded in costs of services for the landfill segment and how this correlates to your disclosures in the notes to the financial statements. Please better clarify by disclosing the specific property categories of the assets included in this segment and whether there are offsetting decreases reflected in the notes to the financial statements.

Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended . . .

Note 11. Debentures, page F-22

20.   Your disclosures under note (a) indicate that you did not obtain a waiver from your debenture holders, which is inconsistent with your disclosures elsewhere including on page 93. Please revise your disclosures as necessary.

Audited Financial Statements of Estre Ambiental S.A.

Consolidated Statements of Cash Flows, page F-41

21.   We note your response to comment 56. Please reconcile the amounts presented on the cash flow statement as monetary variation, financial charges, and interest to the amounts presented in finance expenses on page F-121.

Note 1. Operations

1.3 Divestiture, page F-44

22.	We note your response to comment 58. Your disclosures on page 252 indicate that you require regulatory approval from UASEP in order to sell your interest in CGR Dona Juana S.A. In light of this requirement, please tell us how you determined that the investment is available for immediate sale in its present condition pursuant to IFRS 5.7. Your response also indicates that if USA Global is unsuccessful in securing a buyer, it is the intention of USA Global and Estre to terminate the agreement with Columbia regulatory authorities to operate CGR Dona Juana S.A and Estre will not reassume control. It is not clear who is currently controlling this entity and what consideration was given to IFRS 10.25 in accounting for any loss of control if applicable.

2.17. Provisions, page F-75

23.	We note your response to comment 68. We note your clarification that the discount rate used reflects your pre-tax long-term average cost of capital rate; however, it is unclear how this rate reflects the risks specific to the liability as required pursuant to IAS 37.47. Please advise.

24.	We note your response to comment 71. It remains unclear how the disclosures in your Legal and Administrative Proceedings section of the filing beginning on page 231 correlate to these disclosures in the notes to the financial statements. For example in the discussion of labor proceedings, it says that Estre estimated that the risk of loss was probable for 444 of the proceedings, involving a total aggregated amount of 21.1 million. However, the disclosures on page F-33 indicate that you considered the risk of loss probable and correspondingly accrued 51.5 million as of 6/30/17. Please revise your disclosures accordingly.

Note 29. Other Operating Income (Expenses), page F-121

25.	We note your response to comment 74. Please help us better understand the nature of these tax credits and correspondingly why they would not be reflected on your statements of profit or loss as income and social contribution taxes pursuant to IAS 12.

Unaudited Financial Statements of Estre Ambiental S.A.

Note 16. Tax Liabilities

2017 Tax Amnesty Program, page F-31

26.   In regards to the tax amnesty program, please address the following:
- Please disclose which financial position line item included the 355.8 million for the "tax provision balance recorded in prior periods" as of December 31, 2016; and
- Please clarify what statement of profit or loss line items the 174.0 million of tax liability recorded during the period is reflected in during the 6 months ended June 30, 2017. It appears that $110.3 million of this amount is recorded in finance income and expenses, net. Please clarify how you determined this classification was appropriate. Specifically address what consideration was given to reflecting these additional expense amounts in the income and social contribution taxes line item pursuant to IAS 12 to offset the gain of 370.2 million recorded due to the recognition of tax loss carryforwards.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Melissa Rocha (SACA) at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Alan I. Annex
       Greenberg Traurig, LLP